EXHIBIT 99.1

Osisko Signs Agreement with Lhtako Dene Nation for the Cariboo Gold Project

MONTREAL, Oct. 13, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced that the Lhtako Dene Nation (“LDN”) and Barkerville Gold Mines Ltd. (“BGM”), its wholly owned subsidiary and future 100% subsidiary of Osisko Development Corp., have entered into a life-of-project agreement (“Project Agreement”) to facilitate the development of the Cariboo Gold Project (“Project”). The Project Agreement achieves our common goal to provide Project-related opportunities and benefits for current and future generations of the LDN people and reflects our ongoing commitment to continually strengthen and expand our relationship.

The Project Agreement has been realized through the culmination of committed and conscientious efforts of LDN, BGM and our respective negotiating teams. It builds upon our initial Engagement Protocol (2016) and subsequent Relationship Agreement (2016).

Specific terms of the Project Agreement remain confidential, however, it puts in place a framework for BGM and LDN to work together during all stages of the Project, including the terms under which the Project will be developed with the consent and support of the LDN.

“The Cariboo Gold Project is located within the territory LDN have traditionally used and occupied,” says Chief Cliff Lebrun. “The protection of the land, water, resources and our way of life has guided our negotiating team. This agreement confirms our relationship with BGM, to ensure we will work together to provide meaningful training, employment and business opportunities for LDN people. It also includes financial provisions that will enable the LDN to participate in the opportunities that the Project provides.”

“BGM is proud of the positive outcome we have achieved in this agreement,” states Chris Pharness, BGM VP Sustainability and External Relations of BGM. “It has been an honor and a privilege to be welcomed in the community and to hear the hopes and aspirations that LDN leadership and members have for their people. Our core belief as a company is based in reciprocity and the understanding that projects of this scale require mutually beneficial relationships, opportunities and outcomes to succeed. Our agreement is a key underpinning of that philosophy and an example of what respectful, honest dialogue can achieve.”

Chris Lodder, President of BGM and future President of Osisko Development Corp., emphasizes, “Over the last 5 years we have learned much about the traditional values and territory of the LDN. With this agreement we aim to strengthen our partnership and increase our understanding of the LDN’s traditions and culture. On behalf of BGM and Osisko Development Corp. we are very proud of this long term relationship we have entered into with the LDN and the mutual benefits it will bring.”

About the Cariboo Gold Project

The Project is advancing through permitting as a 4,750 tonnes per day underground operation with a feasibility study on track for completion in the second half of 2021, full permits expected in 2022, followed by a short construction period given the significant infrastructure already at site (including a functioning mill that was operated in 2018).

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.6% interest in Osisko Mining Inc., 17.8% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh
President
Tel. (514) 940-0670
ssingh@osiskogr.com

For further information, please contact Lhtako Dene Nation:

Chief and Council
Lhtako Dene Nation
1515 Arbutus Rd
Quesnel BC, V2J-5H8
Phone #: +1 (250) 747-2900
Fax #: +1 (250) 747-1341

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of the full benefit to be derived from the conclusion of the Project Agreement, the timely obtaining or all required permits and authorizations to pursue the development of the Cariboo Gold project, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, risks relating to the ability of the Corporation to obtain required approvals; the results of exploration and development activities; risks relating to mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.